#4D 4,5

SEC
Mail Processing Section
MAR - 1 2013
Washington DC
402

SECURITIES AND EXCHANGE COMMISSION
Washington



13031633

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SEC FILE NUMBER
8- 129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) New York (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

LD 3/4

This report contains (check all applicable blanks):

(X) (a) Facing Page

(X) (b) Consolidated Statement of Financial Condition

(X) (c) Consolidated Statement of Earnings

(X) (d) Consolidated Statement of Comprehensive Income

(X) (e) Consolidated Statement of Changes in Partners' Capital

(X) (f) Consolidated Statement of Changes in Subordinated Liabilities

(X) (g) Consolidated Statement of Cash Flows

(X) (h) Computation of Net Capital Pursuant to Rule 15c3-1

(X) (i) Information relating to the Possession or Control requirements under Rule 15c3-3

( ) (j) A reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

(X) (l) An Oath or Affirmation

( ) (m) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (n) A report describing any material inadequacies found to exist or to have existed since the date of the previous audit.

(X) (o) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

(X) (p) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

OATH OR AFFIRMATION

February 28, 2013

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of December 31, 2012, are true and correct. We further affirm that, as of December 31, 2012, neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer of The Goldman Sachs Group, Inc. the sole member of The Goldman, Sachs & Co. L.L.C. which is the general partner of Goldman, Sachs & Co.) had any proprietary interest in any account classified solely as that of a customer except as follows:

> Receivables from and payables to customers and counterparties includes $8,390,738 and $22,419,458, respectively, receivable from and payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to Financial Industry Regulatory Authority Rule 4140, we affirm that the attached consolidated financial statements and supplemental schedules as of December 31, 2012, have been or will be made available to Executive Officers of The Goldman Sachs Group, Inc.



John Chartres
Chief Financial Officer

Subscribed and sworn before me;

This 28th day of February 2013



JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2015

Washington DC
402

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2012


pwc

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2012

GOLDMAN, SACHS & CO. AND SUBSIDIARIES
Consolidated Statement of Financial Condition

INDEX



Independent Auditor's Report

To the Partners of Goldman, Sachs & Co.:

We have audited the accompanying consolidated statement of financial condition of Goldman, Sachs & Co. and its subsidiaries ("the Firm") as of December 31, 2012.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Firm's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

in millions	As of December 2012
Assets	
Cash and cash equivalents	$ 6,085
Cash and securities segregated for regulatory and other purposes (includes $28,341 at fair value)	31,478
Collateralized agreements:	
Securities borrowed (includes $62,191 at fair value)	177,571
Securities purchased under agreements to resell, at fair value	100,204
Receivables from brokers, dealers and clearing organizations	7,588
Receivables from customers and counterparties (includes $257 at fair value)	20,541
Financial instruments owned, at fair value (includes $32,336 pledged as collateral)	155,216
Other assets	2,412
Total assets	**$501,095**
Liabilities and partners' capital	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $260 at fair value)	$ 19,516
Collateralized financings:	
Securities loaned (includes $31,698 at fair value)	73,293
Securities sold under agreements to repurchase, at fair value	158,649
Other secured financings (includes $8,623 at fair value)	31,850
Payables to brokers, dealers and clearing organizations	11,016
Payables to customers and counterparties	134,687
Financial instruments sold, but not yet purchased, at fair value	37,057
Other liabilities and accrued expenses	5,452
Total liabilities	471,520
Commitments, contingencies and guarantees	
Subordinated borrowings	21,500
Partners' capital	
Partners' capital	8,073
Accumulated other comprehensive income	2
Total partners' capital	8,075
Total liabilities and partners' capital	**$501,095**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1.
Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm reports its activities in the following four business activities:

Investment Banking

The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, including domestic and cross-border transactions, as well as derivative transactions directly related to these activities.

Institutional Client Services

The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm also makes markets in and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and other prime brokerage services to institutional clients.

Investing & Lending

The firm invests in loans to provide financing to clients. These investments and loans are typically longer-term in nature. The firm makes investments, directly and indirectly through funds that the firm manages, in debt securities and loans, public and private equity securities, real estate, and consolidated investment entities.

Investment Management

The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2.
Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2012 refer to the date as the context requires, December 31, 2012. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.
Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements and below and Note 11 for policies on consolidation accounting. All other significant accounting policies are either discussed below or included in the following footnotes:

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of a Group Inc. subsidiary's common stock or in-substance common stock.

In general, the firm accounts for investments acquired after the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant.

Use of Estimates

Preparation of this consolidated statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded. Expenses associated with financial advisory assignments are recorded as non-compensation expenses, net of client reimbursements. Underwriting revenues are presented net of related expenses.

Investment Management. The firm earns management fees for investment management services. Management fees are calculated as a percentage of net asset value, invested capital or commitments, and are recognized over the period that the related service is provided.

Commissions and Fees. The firm earns Commissions and fees from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of assets accounted for as sales, any related gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 10 for further information about transfers of assets accounted for as sales.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans, certain transfers of assets accounted for as secured loans rather than purchases at fair value, and collateral posted in connection with certain derivative transactions. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts.. Interest on receivables from customers and counterparties is recognized over the life of the transaction. See Note 8 for further information about receivables from customers and counterparties.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's prime brokerage activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial conditioncondition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes in comprehensive income.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

Reconsideration of Effective Control for Repurchase Agreements (ASC 860). In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860) — Reconsideration of Effective Control for Repurchase Agreements." ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 was effective for periods beginning after December 15, 2011. The firm adopted the standard in December 2012. Adoption of ASU No. 2011-03 did not affect the firm's financial condition.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 was effective for periods beginning after December 15, 2011. The firm adopted the standard in December 2012. Adoption of ASU No. 2011-04 did not materially affect the firm's financial condition.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized derivative instruments, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the firm's financial condition.

Note 4.
Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2012	
in millions	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Commercial paper, certificates of deposit, and other money market instruments	$ 2,440	$ -
U.S. government and federal agency obligations	88,020	16,866
Non-U.S. government and agency obligations	3,345	915
Mortgage and other asset-backed loans and securities:		
Loans and securities backed by commercial real estate	2,321	-
Loans and securities backed by residential real estate	4,042	-
Bank loans	484	2
Corporate debt securities	8,552	2,915
State and municipal obligations	2,446	1
Other debt obligations	888	-
Equities and convertible debentures	34,494	8,979
Derivatives [1]	8,184	7,379
Total	**$155,216**	**$37,057**

1. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when a legal right of setoff exists under an enforceable netting agreement.

Note 5.
Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about fair value measurements of other financial assets and financial liabilities accounted for at fair value under the fair value option.

Financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP are summarized below.

$ in millions	As of December 2012
Total level 1 financial assets	$ 91,376
Total level 2 financial assets	250,972
Total level 3 financial assets	5,303
Cash collateral netting [1]	(1,442)
Total financial assets at fair value	$346,209
Total assets	$501,095
Total level 3 financial assets as a percentage of Total assets	1.1%
Total level 3 financial assets as a percentage of Total financial assets at fair value	1.5%
Total level 1 financial liabilities	$ 25,822
Total level 2 financial liabilities	209,318
Total level 3 financial liabilities	1,203
Cash collateral netting [1]	(56)
Total financial liabilities at fair value	$236,287
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	0.5%

1. Represents the impact on derivatives of cash collateral netting. Netting among positions classified in the same level is included in that level.

See Notes 6, 7 and 8 for further information about level 3 cash instruments, derivatives and other financial assets and financial liabilities accounted for at fair value under the fair value option, respectively.

Note 6.
Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government and agency obligations, bank loans, corporate debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include U.S. government obligations and most non-U.S. government obligations, actively traded listed equities, certain government agency obligations and money market instruments. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Cash Instruments

Level 2 cash instruments include commercial paper, certificates of deposit, most government agency obligations, certain non-U.S. government obligations, most corporate debt securities, certain mortgage-backed loans and securities, certain bank loans, restricted or less liquid listed equities, most state and municipal obligations and certain lending commitments.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

The table below presents the valuation techniques and the nature of significant inputs generally used to determine the fair values of each type of level 3 cash instrument.

Level 3 Cash Instruments	Valuation Techniques and Significant Inputs
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses and include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral and the basis, or price difference, to such prices • Market yields implied by transactions of similar or related assets and/or current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds) • Recovery rates implied by the value of the underlying collateral, which is mainly driven by current performance of the underlying collateral, capitalization rates and multiples • Timing of expected future cash flows (duration)
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX (an index that tracks the performance of subprime residential mortgage bonds). Significant inputs include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Market yields implied by transactions of similar or related assets • Cumulative loss expectations, driven by default rates, home price projections, residential property liquidation timelines and related costs • Duration, driven by underlying loan prepayment speeds and residential property liquidation timelines
Bank loans Corporate debt securities State and municipal obligations Other debt obligations	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying instrument or entity and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Market yields implied by transactions of similar or related assets and/or current levels and trends of market indices such as CDX, LCDX (indices that track the performance of corporate credit and loans, respectively) and MCDX (an index that tracks the performance of municipal obligations) • Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation • Duration
Equities and convertible debentures (including private equity investments)	Recent third-party completed or pending transactions (e.g., merger proposals, tender offers, debt restructurings) are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate: • Industry multiples (primarily EBITDA multiples) and public comparables • Transactions in similar instruments • Discounted cash flow techniques • Third-party appraisals The firm also considers changes in the outlook for the relevant industry and financial performance of the issuer as compared to projected performance. Significant inputs include: • Market and transaction multiples • Discount rates, long-term growth rates, earnings compound annual growth rates and capitalization rates • For equity instruments with debt-like features: market yields implied by transactions of similar or related assets, current performance and recovery assumptions, and duration

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value the firm's level 3 cash instruments. These ranges represent the significant unobservable inputs that were used in the valuation of each type of cash instrument. The ranges and weighted averages of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one cash instrument. For example, the highest multiple presented in the table for private equity investments is appropriate for valuing a specific private equity investment but may not be appropriate for valuing any other private equity investment. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 cash instruments.

Level 3 Cash Instruments	Level 3 Assets as of December 2012 *(in millions)*	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs (Weighted Average[1]) as of December 2012
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	$ 806	Discounted cash flows: • Basis	 (13) points to 18 points (2 points)
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	$ 791	Discounted cash flows: • Yield • Cumulative loss rate • Duration (years) [3]	 4.1% to 15.4% (6.9%) 0.0% to 61.6% (15.3%) 1.8 to 5.5 (3.4)
Bank loans Corporate debt securities State and municipal obligations Other debt obligations	$2,710	Discounted cash flows: • Yield • Recovery rate [4] • Duration (years) [3]	 0.6% to 29.3% (9.7%) 0.0% to 70.0% (56.6%) 0.5 to 15.5 (4.8)
Equities and convertible debentures (including private equity investments)	$ 622 [2]	Comparable multiples: • Multiples Discounted cash flows: • Discount rate	 2.8x to 8.1x (7.0x) 10.0% to 18.0% (13.7%)

1. Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
2. The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparables and discounted cash flows may be used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.
3. Duration is an estimate of the timing of future cash flows and, in certain cases, may incorporate the impact of other unobservable inputs (e.g., prepayment speeds).
4. Recovery rate is a measure of expected future cash flows in a default scenario, expressed as a percentage of notional or face value of the instrument, and reflects the benefit of credit enhancement on certain instruments.
5.

Increases in yield, discount rate, capitalization rate, duration or cumulative loss rate used in the valuation of the firm's level 3 cash instruments would result in a lower fair value measurement, while increases in recovery rate, basis, or multiples, would result in a higher fair value measurement. Due to the distinctive nature of each of the firm's level 3 cash instruments, the interrelationship of inputs is not necessarily uniform within each product type.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2012			
in millions	Level 1	Level 2	Level 3	Total
Commercial paper, certificates of deposit, and other money market instruments	$ –	$ 2,440	$ –	$ 2,440
U.S. government and federal agency obligations	37,646	50,374	–	88,020
Non-U.S. government and agency obligations	728	2,617	–	3,345
Mortgage and other asset-backed loans and securities [1]:				
Loans and securities backed by commercial real estate	–	1,515	806	2,321
Loans and securities backed by residential real estate	–	3,251	791	4,042
Bank loans	–	406	78	484
Corporate debt securities [2]	4	7,169	1,379	8,552
State and municipal obligations	–	1,845	601	2,446
Other debt obligations	–	236	652	888
Equities and convertible debentures	32,065	1,807	622 [3]	34,494
Total	**$70,443**	**$71,660**	**$4,929**	**$147,032**

	Cash Instrument Liabilities at Fair Value as of December 2012			
in millions	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$16,447	$ 419	$ –	$ 16,866
Non-U.S. government and agency obligations	505	410	–	915
Bank loans	–	2	–	2
Corporate debt securities	29	2,885	1	2,915
State and municipal obligations	–	1	–	1
Equities and convertible debentures	8,839	140	–	8,979
Total	**$25,820**	**$ 3,857**	**$ 1**	**$ 29,678**

1. Includes $489 million and $446 million of collateralized debt obligations (CDOs) backed by real estate in level 2 and level 3, respectively.

2. Includes $194 million and $1.04 billion of CDOs backed by corporate obligations in level 2 and level 3, respectively.

3. Includes $343 million of private equity investments and $279 million of convertible debentures.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 2012, transfers into level 2 from level 1 of cash instruments were $62 million, including transfers of non-U.S. government obligations of $7 million, reflecting the level of market activity in these instruments, and transfers of equity securities of $54 million, primarily reflecting the impact of lower levels of market activity.

Note 7.
Derivative Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Market-Making. As a market maker, the firm enters into derivative transactions to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making and investing and lending activities in derivative and cash instruments. The firm's holdings and exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by instrument basis. The offsetting impact of this economic hedging is reflected in the same business segment as the related revenues.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

in millions	As of December 2012 Derivative Assets	Derivative Liabilities
Exchange-traded	$2,364	$1,735
Over-the-counter	5,820	5,644
Total	**$8,184**	**$7,379**

The table below presents the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values in the table below exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity; however, they do not represent anticipated losses.

	As of December 2012		
in millions	Derivative Assets	Derivative Liabilities	Notional Amount
Derivatives			
Interest rates	$25,620	$24,916	$1,237,608
Credit	2,114	2,099	143,246
Currencies	7,108	7,126	737,984
Commodities	58	37	1,035,331
Equities	28,092	26,623	725,204
Gross fair value/notional amount of derivatives	**$62,992**	**$60,801**	**$3,879,373**
Counterparty netting [1]	(53,366)	(53,366)	
Cash collateral netting [2]	(1,442)	(56)	
Fair value included in financial instruments owned	**$ 8,184**		
Fair value included in financial instruments sold, but not yet purchased		**$ 7,379**	

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.

2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., models that incorporate option pricing methodologies, Monte Carlo simulations and discounted cash flows). Price transparency of derivatives can generally be characterized by product type.

Interest Rate. In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate) are more complex, but the prices and other inputs are generally observable.

Credit. Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to have less price transparency than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.

Currency. Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the price transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.

Commodity. Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

- For level 3 credit derivatives, significant level 3 inputs include illiquid credit spreads, which are unique to specific reference obligations and reference entities, recovery rates and certain correlations required to value credit and mortgage derivatives (e.g., the likelihood of default of the underlying reference obligation relative to one another).

- For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See below for further information about unobservable inputs used in the valuation of level 3 derivatives.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity, credit valuation adjustments (CVA) and funding valuation adjustments, which account for the credit and funding risk inherent in derivative portfolios. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value the firm's level 3 derivatives. These ranges represent the significant unobservable inputs that were used in the valuation of each type of derivative. The ranges, averages and medians of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one derivative. For example, the highest correlation presented in the table for interest rate derivatives is appropriate for valuing a specific interest rate derivative but may not be appropriate for valuing any other interest rate derivative. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 derivatives.

Level 3 Derivative Product Type	Net Level 3 Assets/(Liabilities) as of December 2012 *(in millions)*	Significant Unobservable Inputs of Derivative Pricing Models	Range of Significant Unobservable Inputs (Average / Median)[1] as of December 2012
Credit	$ 109	Correlation[2]	68% to 70% (69% / 70%)
		Credit spreads	12 bps to 722 bps (117 bps / 95 bps)
		Recovery rates	50% to 70% (68% / 70%)
Equities	$(534)	Correlation[2]	71% to 98% (86% / 87%)
		Volatility	15% to 71% (35% / 33%)

1. Averages represent the arithmetic average of the inputs and are not weighted by the relative fair value or notional of the respective financial instruments. An average greater than the median indicates that the majority of inputs are below the average.
2. The range of unobservable inputs for correlation across derivative product types (i.e., cross-asset correlation) was (41)% to 54% (Average: 14% / Median: 44%) as of December 2012.

Range of Significant Unobservable Inputs

The following provides further information about the ranges of unobservable inputs used to value the firm's level 3 derivative instruments.

- Correlation: Ranges for correlation cover a variety of underliers both within one market (e.g., equity index and equity single stock names) and across markets (e.g., correlation of a commodity price and a foreign exchange rate), as well as across regions. Generally, cross-asset correlation inputs are used to value more complex instruments and are lower than correlation inputs on assets within the same derivative product type.

- Volatility: Ranges for volatility cover numerous underliers across a variety of markets, maturities and strike prices. For example, volatility of equity indices is generally lower than volatility of single stocks.

- Credit spreads and recovery rates: The ranges for credit spreads and recovery rates cover a variety of underliers (index and single names), regions, sectors, maturities and credit qualities (high-yield and investment-grade). The broad range of this population gives rise to the width of the ranges of unobservable inputs.

Sensitivity of Fair Value Measurement to Changes in Significant Unobservable Inputs

The following provides a description of the directional sensitivity of the firm's level 3 fair value measurements to changes in significant unobservable inputs, in isolation. Due to the distinctive nature of each of the firm's level 3 derivatives, the interrelationship of inputs is not necessarily uniform within each product type.

- Correlation: In general, for contracts where the holder benefits from the convergence of the underlying asset or index prices (e.g., credit spreads and equity prices), an increase in correlation generally results in a higher fair value measurement.

- Volatility: In general, for purchased options an increase in volatility results in a higher fair value measurement.

- Credit spreads and recovery rates: In general, the fair value of purchased credit protection increases as credit spreads increase or recovery rates decrease. Credit spreads and recovery rates are strongly related to distinctive risk factors of the underlying reference obligations, which include reference entity-specific factors such as leverage, volatility and industry, market-based risk factors, such as borrowing costs or liquidity of the underlying reference obligation, and macro-economic conditions.

Fair Value of Derivatives by Level

The tables below present the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the tables below exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under credit support agreements both in and across levels of the fair value hierarchy, and therefore are not representative of the firm's exposure.

	Derivative Assets at Fair Value as of December 2012				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ –	$ 25,582	$ 38	$ –	$ 25,620
Credit	–	1,462	652	–	2,114
Currencies	–	7,106	2	–	7,108
Commodities	–	57	1	–	58
Equities	1	27,674	417	–	28,092
Gross fair value of derivative assets	1	61,881	1,110	–	62,992
Counterparty netting [1]	–	(52,630)	(736)	–	(53,366)
Subtotal	$ 1	$ 9,251	$ 374	$ –	$ 9,626
Cash collateral netting [2]					(1,442)
Fair value included in financial instruments owned					**$ 8,184**

	Derivative Liabilities at Fair Value as of December 2012				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ –	$ 24,842	$ 74	$ –	$ 24,916
Credit	–	1,556	543	–	2,099
Currencies	–	7,125	1	–	7,126
Commodities	–	36	1	–	37
Equities	2	25,670	951	–	26,623
Gross fair value of derivative liabilities	2	59,229	1,570	–	60,801
Counterparty netting [1]	–	(52,630)	(736)	–	(53,366)
Subtotal	$ 2	$ 6,599	$ 834	$ –	$ 7,435
Cash collateral netting [2]					(56)
Fair value included in financial instruments sold, but not yet purchased					**$ 7,379**

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.

2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the firm's credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of the firm at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies. The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

in millions	As of December 2012
Net derivative liabilities under bilateral agreements	$191
Collateral posted	2
Additional collateral or termination payments for a one-notch downgrade	21
Additional collateral or termination payments for a two-notch downgrade	24

Credit Derivatives

The firm enters into a broad array of credit derivatives in locations around the world to facilitate client transactions and to manage the credit risk associated with market-making and investing and lending activities. Credit derivatives are actively managed based on the firm's net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation and dissolution of the reference entity.

Credit Default Swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.

Credit Indices, Baskets and Tranches. Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches), each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

Total Return Swaps. A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit Options. In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right, but does not assume the obligation, to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2012, written and purchased credit derivatives had total gross notional amounts of $63.45 billion and $79.80 billion, respectively, for total net notional purchased protection of $16.35 billion.

The table below presents certain information about credit derivatives. In the table below:

- fair values exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under credit support agreements, and therefore are not representative of the firm's credit exposure;
- tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives; and
- the credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
$ in millions	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives [1]	Other Purchased Credit Derivatives [2]	Asset	Liability	Net Asset/ (Liability)
As of December 2012									
Credit spread on underlying (basis points)									
0-250	**$11,196**	**$33,603**	**$13,604**	**$58,403**	**$56,348**	**$17,870**	**$1,113**	**$559**	**$ 554**
251-500	**70**	**2,131**	**212**	**2,413**	**2,381**	**324**	**62**	**18**	**44**
501-1,000	**198**	**1,114**	**198**	**1,510**	**1,467**	**179**	**31**	**26**	**5**
Greater than 1,000	**170**	**947**	**8**	**1,125**	**1,122**	**104**	**24**	**125**	**(101)**
Total	**$11,634**	**$37,795**	**$14,022**	**$63,451**	**$61,318**	**$18,477**	**$1,230**	**$728**	**$ 502**

1. Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underlyings.
2. This purchased protection represents the notional amount of purchased credit derivatives in excess of the notional amount included in "Offsetting Purchased Credit Derivatives."

Note 8.
Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedges. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- repurchase and resale agreements;
- securities borrowed and loaned consisting certain firm financing activities;
- certain unsecured short-term borrowings, consisting of all promissory notes;
- certain receivables from customers and counterparties, consisting of certain margin loans; and
- certain other secured financings.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value, including the ranges of significant unobservable inputs used to value the level 3 instruments within these categories. These ranges represent the significant unobservable inputs that were used in the valuation of each type of other financial assets and financial liabilities at fair value. The ranges and weighted averages of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one instrument. For example, the highest yield presented below for other secured financings is appropriate for valuing a specific agreement in that category but may not be appropriate for valuing any other agreements in that category. Accordingly, the range of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 other financial assets and financial liabilities.

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are collateral funding spreads, the amount and timing of expected future cash flows and interest rates. See Note 9 for further information about collateralized agreements.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, collateral funding spreads, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls. The ranges of significant unobservable inputs used to value level 3 other secured financings as of December 2012 are as follows:

- Yield: 0.32% (weighted average: 0.32%)
- Duration: 1.0 years (weighted average 1.0 years)

Generally, increases in yield or duration, in isolation, would result in a lower fair value measurement. Due to the distinctive nature of each of the firm's level 3 other secured financings, the interrelationship of inputs is not necessarily uniform across such financings.

See Note 9 for further information about collateralized financings.

Unsecured Short-term Borrowings. The significant inputs to the valuation of unsecured short-term borrowings at fair value are the amount and timing of expected future cash flows, interest rates, as well as the credit spreads of the firm. See Note 13 for further information about unsecured short-term borrowings.

Receivables from Customers and Counterparties. Receivables from customers and counterparties at fair value are primarily comprised of certain margin loans. The significant inputs to the valuation of such receivables are interest rates, the amount and timing of expected future cash flows and funding spreads.

Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. Such receivables are primarily comprised of customer margin loans and collateral posted in connection with certain derivative transactions. While these items are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these items been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

in millions	Other Financial Assets at Fair Value as of December 2012			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$20,932	$ 7,409	$ –	$ 28,341
Securities borrowed	–	62,191	–	62,191
Securities purchased under agreements to resell	–	100,204	–	100,204
Receivables from customers and counterparties	–	257	–	257
Total	$20,932	$170,061	$ –	$190,993

in millions	Other Financial Liabilities at Fair Value as of December 2012			
	Level 1	Level 2	Level 3	Total
Unsecured short-term borrowings	$ –	$ 260	$ –	$ 260
Securities loaned	–	31,698	–	31,698
Securities sold under agreements to repurchase	–	158,649	–	158,649
Other secured financings	–	8,255	368	8,623
Total	$ –	$198,862	$368	$199,230

1. Includes securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of securities borrowed and resale agreements. The table above includes $20.93 billion of level 1 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, primarily consisting of U.S. Treasury securities.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. There were no transfers of other financial assets and financial liabilities between level 1 and level 2 during the year ended December 2012.

Note 9.
Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

in millions	**As of December 2012**
Securities borrowed [1]	$177,571
Securities purchased under agreements to resell [2]	100,204
Securities loaned [1]	73,293
Securities sold under agreements to repurchase [2]	158,649

1. As of December 2012, $62.19 billion of securities borrowed, and $31.70 billion of securities loaned were at fair value.

2. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency, and investment-grade sovereign obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no repos to maturity outstanding as of December 2012.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash. When the firm returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates on securities borrowed transactions is recognized as interest income on an accrual basis.

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities, or a letter of credit. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates for securities loaned transactions is recognized as interest expense in the consolidated statement of earnings on an accrual basis.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned consisting of the firm's matched book and certain firm financing activities, are recorded at fair value under the fair value option. See Note 8 for further information about securities borrowed and loaned accounted for at fair value.

All other securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7, and 8. Had these arrangements been carried at fair value and included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2012.

As of December 2012, the firm had $7.41 billion of securities received under resale agreements and securities borrowed transactions that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Other Secured Financings

In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of:

- intercompany financings;
- liabilities of consolidated VIEs; and
- other structured financing arrangements.

Other secured financings include arrangements that are nonrecourse. As of December 2012, nonrecourse other secured financings were $301 million.

The firm has elected to apply the fair value option to certain other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value. While these financings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7, and 8. Had these financings been included in the firm's fair value hierarchy, they would have primarily been classified in level 2 as of December 2012.

The table below presents other secured financings by maturity.

in millions	As of December 2012
Other secured financings (short-term)[1]:	$30,055
Other secured financings (long-term):	
2014	1,515
2015	–
2016	–
2017	–
2018-thereafter	280
Total other secured financings (long-term)	1,795
Total other secured financings	**$31,850**

1. The weighted average interest rate was 2.27% as of December 2012.

Collateral Received and Pledged

The firm receives financial instruments (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans.

In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

in millions	As of December 2012
Collateral available to be delivered or repledged	$407,764
Collateral that was delivered or repledged	326,734

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities lending agreements and other secured financings, in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged by the firm.

in millions	As of December 2012
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$32,336
Did not have the right to deliver or repledge	75,218

Note 10.
Securitization Activities

The firm securitizes residential mortgages, corporate bonds and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities and limited liability companies) and acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated shares of principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize significant gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including ownership of beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are the performance of the underlying collateral, the position of the firm's investment in the capital structure of the securitization vehicle and the market yield for the security. These interests are accounted for at fair value and are included in "Financial instruments owned, at fair value" and are generally classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

During the year ended December 2012, the firm securitized $33.75 billion of financial assets in which the firm had continuing involvement, all related to residential mortgages, substantially all in connection with government agency securitizations.

The table below presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement. In this table:

- the outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss;
- for retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests; and
- purchased interests represent senior and subordinated interests, purchased in connection with secondary market-making activities, in securitization entities in which the firm also holds retained interests.

	As of December 2012		
in millions	Outstanding Principal Amount	Fair Value of Retained Interests	Fair Value of Purchased Interests
U.S. government agency-issued collateralized mortgage obligations [1]	$57,685	$4,654	$ –
Other residential mortgage-backed [2]	266	37	–
CDOs, CLOs and other [3]	3,924	44	19
Total	**$61,875**	**$4,735**	**$19**

1. Outstanding principal amount and fair value of retained interests primarily relate to securitizations during 2012 and 2011.
2. Outstanding principal amount and fair value of retained interests primarily relate to prime securitizations during 2009.
3. Outstanding principal amount and fair value of retained interests primarily relate to CDO and collateralized loan obligations (CLOs) securitizations during 2007 and 2006.

In addition to the interests in the table above, the firm had other continuing involvement in the form of derivative transactions and guarantees with certain nonconsolidated VIEs. The carrying value of these derivatives and guarantees was a net liability of $1 million as of December 2012. The notional amounts of these derivatives and guarantees are included in maximum exposure to loss in the nonconsolidated VIE tables in Note 11.

The table below presents the weighted average key economic assumptions used in measuring the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	As of December 2012	
	Type of Retained Interests	
$ in millions	Mortgage-Backed	Other [1]
Fair value of retained interests	$4,691	$ 44
Weighted average life (years)	8.2	1.2
Constant prepayment rate [2]	10.8%	N.M.
Impact of 10% adverse change [2]	$ (55)	N.M.
Impact of 20% adverse change [2]	(107)	N.M.
Discount rate [3]	3.9%	N.M.
Impact of 10% adverse change	$ (92)	N.M.
Impact of 20% adverse change	(174)	N.M.

1. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2012. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $44 million as of December 2012.

2. Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.

3. The majority of mortgage-backed retained interests are U.S. government agency-issued collateralized mortgage obligations, for which there is no anticipated credit loss. For the remainder of retained interests, the expected credit loss assumptions are reflected in the discount rate.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the preceding table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Note 11.
Variable Interest Entities

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential mortgage securities to mortgage-backed VIEs and corporate bonds and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain of these VIEs, primarily interest rate swaps, which are typically not variable interests. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs.

Certain mortgage-backed and corporate CDO and CLO VIEs, usually referred to as synthetic CDOs or credit-linked note VIEs, synthetically create the exposure for the beneficial interests they issue by entering into credit derivatives, rather than purchasing the underlying assets. These credit derivatives may reference a single asset, an index, or a portfolio/basket of assets or indices. See Note 7 for further information about credit derivatives. These VIEs use the funds from the sale of beneficial interests and the premiums received from credit derivative counterparties to purchase securities which serve to collateralize the beneficial interest holders and/or the credit derivative counterparty. These VIEs may enter into other derivatives, primarily interest rate swaps, which are typically not variable interests. The firm may be a counterparty to derivatives with these VIEs and generally enters into derivatives with other counterparties to mitigate its risk.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by and makes loans to VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain other asset-backed VIEs, primarily total return swaps on the collateral assets held by these VIEs under which the firm pays the VIE the return due to the note holders and receives the return on the collateral assets owned by the VIE. The firm generally can be removed as the total return swap counterparty. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs. The firm typically does not sell assets to the other asset-backed VIEs it structures.

VIE Consolidation Analysis

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans and lending commitments) in a VIE that will absorb portions of the VIE's expected losses and/or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans and lending commitments; limited and general partnership interests; preferred and common equity; derivatives that may include foreign currency, and equity and/or credit risk. Certain interest rate, foreign currency and credit derivatives the firm enters into with VIEs are not variable interests because they create rather than absorb risk.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;

- which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- the VIE's capital structure;
- the terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- related-party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs.

The table below presents information about nonconsolidated VIEs in which the firm holds variable interests. Nonconsolidated VIEs are aggregated based on principal business activity. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the table below:

The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.

- For retained and purchased interests and loans and investments, the maximum exposure to loss is the carrying value of these interests.
- For derivatives, the maximum exposure to loss is the notional amount, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded. As a result, the maximum exposure to loss exceeds liabilities recorded for derivatives provided to VIEs.

The carrying values of the firm's variable interests in nonconsolidated VIEs are included in the consolidated statement of financial condition as follows:

- Substantially all assets held by the firm related to mortgage-backed, corporate CDO and CLO and other asset-backed VIEs are included in "Financial instruments owned, at fair value." Substantially all liabilities held by the firm related to corporate CDO and CLO VIEs are included in "Financial instruments sold, but not yet purchased, at fair value."
- Assets held by the firm related to real estate, credit-related and other investing VIEs are primarily included in "Financial instruments owned, at fair value."

	Nonconsolidated VIEs				
	As of December 2012				
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Total
Assets in VIE	$68,669 [2]	$11,749	$976	$1,188	$82,582
Carrying Value of the Firm's Variable Interests					
Assets	5,236	375	71	104	5,786
Liabilities	–	1	–	–	1
Maximum Exposure to Loss in Nonconsolidated VIEs					
Retained and purchased interests	5,236	375	–	104	5,715
Derivatives [1]	–	373	–	–	373
Loans and investments	–	–	71	–	71
Total	$ 5,236 [2]	$ 748	$ 71	$ 104	$ 6,159

1. The aggregate amounts include $373 million as of December 2012, related to derivative transactions with VIEs to which the firm transferred assets.
2. Assets in VIE and maximum exposure to loss include $1.99 billion and $150 million, respectively, as of December 2012, related to CDOs backed by mortgage obligations.

Consolidated VIEs

The table below presents the carrying amount and classification of assets and liabilities in consolidated VIEs, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests. Consolidated VIEs are aggregated based on principal business activity and their assets and liabilities are presented net of intercompany eliminations.

Substantially all the assets in consolidated VIEs can only be used to settle obligations of the VIE.

The table below excludes VIEs in which the firm holds a majority voting interest if (i) the VIE meets the definition of a business and (ii) the VIE's assets can be used for purposes other than the settlement of its obligations.

The liabilities of CDOs, mortgage-backed and other asset-backed VIEs do not have recourse to the general credit of the firm.

	Consolidated VIEs
	As of December 2012
in millions	CDOs, mortgage-backed and other asset-backed
Assets	
Financial Instruments owned, at fair value	$329
Total	$329
Liabilities	
Other secured financings	$321
Total	$321

Note 12.
Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

in millions	As of December 2012
Property, leasehold improvements and equipment [1]	$ 940
Income tax-related assets [2]	1,017
Goodwill and identifiable intangible assets [3]	257
Miscellaneous receivables and other	198
Total	**$ 2,412**

1. Net of accumulated depreciation and amortization of $4.64 billion as of December 2012.
2. See Note 18 for further information about income taxes.
3. As of December 2012, the net carrying amount of the firm's goodwill and identifiable intangible assets was $50 million and $207 million, respectively. Identifiable intangible assets were recorded net of accumulated amortization of $557 million. These intangible assets primarily include the firm's exchange-traded fund lead market maker rights, NYSE designated market maker rights and customer lists.

Property, Leasehold Improvements and Equipment

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. The firm's policy for impairment testing of property, leasehold improvements and equipment is the same as is used for identifiable intangible assets with finite lives.

Identifiable Intangible Assets

Substantially all of the firm's identifiable intangible assets are considered to have finite lives and are amortized over their estimated lives.

Identifiable intangible assets are tested for recoverability whenever events or changes in circumstances indicate that an asset's or asset group's carrying value may not be recoverable.

If a recoverability test is necessary, the carrying value of an asset or asset group is compared to the total of the undiscounted cash flows expected to be received over the remaining useful life and from the disposition of the asset or asset group.

- If the total of the undiscounted cash flows exceeds the carrying value, the asset or asset group is not impaired.

- If the total of the undiscounted cash flows is less than the carrying value, the asset or asset group is not fully recoverable and an impairment loss is recognized as the difference between the carrying amount of the asset or asset group and its estimated fair value.

Note 13.
Short-Term Borrowings

Short-term borrowings were comprised of the following:

in millions	As of December 2012
Other secured financings (short-term)	$30,055
Unsecured short-term borrowings	19,516
Total	**$49,571**

See Note 9 for further information about other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder.

The firm obtains unsecured short-term borrowings primarily from Group Inc. In addition, the firm also obtains unsecured short-term borrowings through issuing promissory notes, commercial paper and certain hybrid financial instruments which are accounted for at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. The carrying value of short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7, and 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2012.

Note 14.
Long-Term Borrowings

As of December 2012, long-term borrowings were $1.80 billion, all of which is included in "Other secured financings" in the consolidated statement of financial condition. See Note 9 for further information about other secured financings.

Subordinated Borrowings

As of December 2012, the firm had outstanding borrowings of $5.00 billion from Group Inc. under four subordinated loan agreements, which mature in 2014. In addition, the firm has a $20.11 billion revolving subordinated loan agreement with Group Inc., which also matures in 2014. As of December 2012, $16.50 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings from Group Inc. and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 15.
Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

in millions	As of December 2012
Compensation and benefits	$3,135
Income tax-related liabilities [1]	1,109
Accrued expenses and other	1,208
Total	**$5,452**

1. See Note 18 for further information about income taxes.

Note 16.
Commitments, Contingencies and Guarantees

Commitments

The table below presents the firm's commitments.

in millions	Commitment Amount by Period of Expiration as of December 2012				Total Commitments as of December 2012
	2013	2014-2015	2016-2017	2018-Thereafter	
Commitments to extend credit [1]	$ 100	$–	$–	$33	$ 133
Contingent and forward starting resale and securities borrowing agreements [2]	6,345	–	–	–	6,345
Forward starting repurchase and secured lending agreements [2]	4,138	–	–	–	4,138
Letters of credit [3]	26	–	–	–	26
Other	199	1	1	2	203
Total commitments	**$10,808**	**$1**	**$1**	**$35**	**$10,845**

1. Commitments to extend credit are presented net of amounts syndicated to third parties.
2. These agreements generally settle within three business days.
3. Consists of commitments under letters of credit issued by various banks which the firm provides to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements.

Commitments to Extend Credit

The firm's commitments to extend credit are agreements to lend with fixed termination dates and depend on the satisfaction of all contractual conditions to borrowing. The total commitment amount does not necessarily reflect actual future cash flows because the firm may syndicate all or substantial portions of these commitments and commitments can expire unused or be reduced or cancelled at the counterparty's request.

The firm generally accounts for commitments to extend credit at fair value.

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Secured Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and secured lending agreements that settle at a future date. The firm also enters into commitments to provide contingent financing to its clients and counterparties through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Leases

The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2021. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals. In addition, the table below excludes amounts payable where an affiliate has provided office space to the firm.

in millions	As of December 2012
2013	$ 3
2014	4
2015	4
2016	4
2017	4
2018 - thereafter	1
Total	**$20**

Operating leases include office space held in excess of current requirements. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Contingencies

Legal Proceedings. See Note 20 for information about legal proceedings.

Guarantees

The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

The table below presents certain information about derivatives that meet the definition of a guarantee and certain other guarantees. The maximum payout in the table below is based on the notional amount of the contract and therefore does not represent anticipated losses. See Note 7 for further information about credit derivatives that meet the definition of a guarantee which are not included below.

Because derivatives are accounted for at fair value, the carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values below exclude the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash collateral posted under credit support agreements.

	As of December 2012					
		Maximum Payout/Notional Amount by Period of Expiration				
in millions	Carrying Value of Net Liability	2013	2014-2015	2016-2017	2018-Thereafter	Total
Derivatives [1]	$10	$283	$537	$760	$53	$1,633

1. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee, and therefore these amounts do not reflect the firm's overall risk related to its derivative activities.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients for losses caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 2012.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of December 2012.

Note 17.
Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market-making and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as of December 31, 2012, as set forth below:

in millions	As of December 2012
Assets	
Collateralized agreements:	
Securities borrowed (includes $32,357 at fair value)	$ 77,563
Securities purchased under agreements to resell, at fair value	30,587
Receivables from brokers, dealers and clearing organizations	3,809
Receivables from customers and counterparties	1,203
Financial instruments owned, at fair value[1]	3,057
Other assets	1
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured-long term borrowings	$19,170
Collateralized agreements:	
Securities loaned (includes $31,689 at fair value)	67,684
Securities sold under agreements to repurchase, at fair value	33,454
Other secured financings	23,228
Payables to brokers, dealers and clearing organizations	8,639
Payables to customers and counterparties	7,213
Financial instruments sold, but not yet purchased, at fair value[2]	798
Subordinated borrowings	21,500

1. The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Financial instruments owned, at fair value" are $1.15 billion of such issuances and $1.91 billion of intercompany derivative contracts.
2. Consists of intercompany derivative contracts.

The firm recognized interest income and expense in connection with securities borrowed, securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, unsecured short and long term borrowings, other secured financings and subordinated borrowings from Group Inc.

The firms receives and provides operational and administrative support and management services to affiliates and allocates costs for the services provided.

The firm enters into various types of activities with affiliates and allocates revenues to, and receives revenues from, such affiliates for their participation.

Note 18.
Income Taxes

Provision for Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local returns. The firm computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. During 2012 the firm's method of allocating state and local income tax liability was modified to reflect its share of the consolidated/combined state and local income tax liability. This change did not have a material effect on the statement of financial condition.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. During the year ended December 2012, the firm did not record a valuation allowance to reduce deferred tax assets. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

in millions	As of December 2012
Deferred tax assets	
Compensation and benefits	$ 812
Unrealized losses	145
ASC 740 asset related to unrecognized tax benefits	65
Other, net	201
Total deferred tax assets	**$1,223**
Depreciation and amortization	237
Total deferred tax liabilities	**$ 237**

Unrecognized Tax Benefits

The firm recognizes tax positions in the consolidated statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2012, the firm recorded a liability of $161 million related to uncertainty in income taxes. In addition, the accrued liability for interest expense related to income tax matters was $25 million as of December 2012.

Regulatory Tax Examinations

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

In January 2013, Group Inc. was accepted into the Compliance Assurance Process program by the IRS for 2013. This program will allow Group Inc. to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. The 2013 tax return will be the first return examined under this program.

Note 19.

Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The table below presents the credit concentrations in assets held by the firm. As of December 2012, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

$ in millions	As of December 2012
U.S. government and federal agency obligations [1]	$96,608
% of total assets	19.28%

1. Substantially all included in "Financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes."

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to derivative assets is principally cash and is held by the firm or a third-party custodian. Collateral obtained by the firm related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations and non-U.S. government and agency obligations. See Note 9 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations, and non-U.S. government and agency obligations that collateralize resale agreements and securities borrowed transactions (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

in millions	As of December 2012
U.S. government and federal agency obligations	$102,195
Non-U.S. government and agency obligations [1]	68,017

1. Principally consisting of securities issued by the governments of France and Canada.

Note 20.
Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Under ASC 450 an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight. The amounts reserved against such matters are not significant as compared to the upper end of the range of reasonably possible loss.

These proceedings include, but are not limited to, the firm's role in certain underwriting activities, research matters, treasury matters, mutual fund and securities-related actions. With respect to proceedings for which management has been able to estimate a range of reasonably possible loss where (i) plaintiffs have claimed an amount of money damages, (ii) the firm is being sued by purchasers in an underwriting and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) the purchasers are demanding that the firm repurchase securities, management has estimated the upper end of the range of reasonably possible loss as being equal to (a) in the case of (i), the amount of money damages claimed, (b) in the case of (ii), the amount of securities that the firm sold in the underwritings and (c) in the case of (iii), the price that purchasers paid for the securities less the estimated value, if any, as of December 2012 of the relevant securities, in each of cases (i), (ii) and (iii), taking into account any factors believed to be relevant to the particular proceeding or proceedings of that type. As of the date hereof, the firm has estimated the upper end of the range of reasonably possible aggregate loss for such proceedings where management has been able to estimate a range of reasonably possible aggregate loss to be approximately $3.5 billion. Because more than one Group Inc. subsidiary may be named in a particular proceeding, the sum of the upper end of the range of reasonably possible loss amounts for all Group Inc. subsidiaries will not equal the upper end of the range of the consolidated reasonably possible loss reported by Group Inc. in its financial statements.

Management is generally unable to estimate a range of reasonably possible loss for proceedings other than those included in the estimate above, including where (i) plaintiffs have not claimed an amount of money damages, unless management can otherwise determine an appropriate amount, (ii) the proceedings are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented. However, for these cases, management does not believe, based on currently available information, that the outcomes of such proceedings will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 21.
Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. The cost of these plans are allocated to the firm by Group Inc.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various Group Inc. defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. Group Inc. maintains a defined benefit pension plan for certain U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants. These plans do not have a material impact on the firm's consolidated results of operations.

Group Inc. also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm's consolidated results of operations.

Defined Contribution Plans

The firm contributes to Group Inc. employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $69 million, for the year ended December 2012.

Note 22.
Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, RSUs, awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by the firm's shareholders, effective for grants after April 1, 2003. The SIP was amended and restated, effective December 31, 2008 and further amended on December 20, 2012 to extend its termination date until Group Inc.'s 2013 Annual Meeting of Shareholders, at which meeting a new equity compensation plan will be subject to approval by Group Inc.'s shareholders.

Restricted Stock Units

Group Inc. grants RSUs to employees under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. Options granted in February 2010 generally became exercisable in one-third installments in January 2011, January 2012 and January 2013 and will expire in February 2014. In general, options granted prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Total employee share-based compensation expense, net of forfeitures, was $581 million for the year ended December 2012.

Note 23.
Net Capital Requirements

GS&Co. is a registered U.S broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission (CFTC), which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of December 2012, GS&Co. has regulatory net capital, as defined by Rule 15c3-1, of $14.12 billion, which exceeded the amount required by $12.42 billion. Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2012, these subsidiaries were in compliance with their local capital adequacy requirements. As of December 2012, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the firm's PAIB credits exceed its PAIB debits. The amount held on deposit in the Reserve Bank at December 2012 was $421 million.

In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 2012, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

The Dodd Frank Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. As of December 2012, the firm has registered as a "swap dealer" under the CFTC rules. The firm will be subject to regulatory capital requirements, which have not yet been finalized by the CFTC and SEC.

Note 24.
Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2013, and determined that there were no material events or transactions that would require recognition or disclosure in this consolidated statement of financial condition.


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